February 14, 2025

Kevin Paffrath
Chief Executive Officer
House Hack, Inc.
8164 Platinum Street
Ventura, CA 93004

       Re: House Hack, Inc.
           Offering Statement on Form 1-A
           Filed February 4, 2025
           File No. 024-12564
Dear Kevin Paffrath:

       We have reviewed your offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A filed February 4, 2025
Securities Being Offered
Mandatory Dispute Resolution; Arbitration; Waiver of Jury Trial, page 54

1.     We note disclosure on page 54 regarding the arbitration and jury trial waiver
       provisions. Please revise here and include risk factor disclosure to clearly disclose:
           enforceability under federal and state law;
           whether these provisions apply to claims under the federal securities laws;
           whether this and other provisions applies to purchasers in secondary transactions;
           the potential limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage
          claims or limit shareholders    ability to bring a claim in a
judicial forum that they
          find favorable; and
 February 14, 2025
Page 2

             clarify that, by agreeing to be subject to the arbitration provision or jury trial waiver provision, investors will not be deemed to waive the company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Pearlyne Paulemon at 202-551-8714 or Jeffrey Gabor at 202-551-2544
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:   Conn Flanigan